                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                        Commission File Number: 0-17969
                           CUSIP Number: 65333G 10 5

(Check One): [ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended: September 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

                               NextHealth, Inc.
                            -----------------------
                            Full Name of Registrant

                         Sierra Tucson Companies, Inc.
                         -----------------------------
                           Former Name if Applicable

                        16600 North Lago del Oro Parkway
           ---------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                             Tucson, Arizona 85739
                            ------------------------
                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                (b)     The subject annual report, semi-annual report,
          [X]           transition report on Form 10-K, Form 20-F, 11-K,
                        Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The registrant is unable to complete its Quarterly Report Form 10-Q for the period ended September 30, 1996.

The registrant is presently in the final stages of closing a major financial transaction which would significantly impact the corporation's debt and equity structure. The targeted closing date is Friday, November 15, 1996. The filing delay related to the proposed transaction is necessary in order to disclose in a timely manner highly material information relating to the registrant's financial condition and the Management's Discussion and Analysis (Item 2) and other portions of the Form 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Loree Thompson                       (520)                792-5800
        ------------------------------------------------------------------------
        (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s). [X] YES [ ] NO

        ------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] YES [ ] NO

        If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            (SEE ATTACHED SCHEDULE)

NEXTHEALTH, INC.
3RD QTR 10Q

                                THREE MONTHS ENDED        $           %          NINE MONTHS ENDED        $            %
                                9/30/96    9/30/95      CHANGE      CHANGE      9/30/96     9/30/95     CHANGE       CHANGE
                                -------------------------------------------     -------------------------------------------
Net Operating Revenue           $ 4,255    $ 3,005      $ 1,250       41.60%    $13,502     $ 9,368     $ 4,134       44.13%
Investment Income                    10        258         (248)     -96.12%         40       1,188      (1,148)     -96.63%
Other Revenue                        61         75          (14)     -18.67%        248         523        (275)     -52.58%
                                -------------------------------------------     -------------------------------------------
Total Net Revenue                 4,326      3,338          988       29.60%     13,790      11,079       2,711       24.47%

Salaries & related benefits       3,695      1,953        1,742       89.20%     11,225       5,784       5,441       94.07%
General & Administrative          3,017      1,893        1,124       59.38%      8,759       5,799       2,960       51.04%
Business Expansion                    0      2,601       (2,601)    -100.00%          0       3,430      (3,430)    -100.00%
Interest                            266         21          245     1166.67%        374          71         303      426.76%
Depreciation & amortization         681        402          279       69.40%      2,014       1,184         830       70.10%
                                -------------------------------------------     -------------------------------------------
Total operating expenses          7,659      6,870          789       11.48%     22,372      16,268       6,104       37.52%
                                -------------------------------------------     -------------------------------------------
Loss before income tax benefit  $(3,333)   $(3,532)     $   199        5.63%    $(8,582)    $(5,189)    $(3,393)     -65.39%
                                ===========================================     ===========================================
EPS                             $ (0.39)   $ (0.41)                             $ (1.00)    $ (0.61)
                                ==================                              ===================


                                NEXTHEALTH, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 13, 1996         By: /s/ LOREE THOMPSON
     -----------------------       -----------------------------------------
                                LOREE THOMPSON
                                Corporate Controller
                                (Principal Financial and Accounting Officer)

November 15, 1996

Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Ladies and Gentlemen:

On behalf of NextHealth, Inc. (The "Company"), please find enclosed within this electronic submission via the EDGAR System, the Company's Form 12b-25 related to the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1996. The appropriate copies have also been filed with the NASDAQ Stock Market.

Very Truly Yours,

/s/ LOREE THOMPSON
------------------------
Loree Thompson
Controller, NextHealth, Inc.

enclosures